Exhibit 99.1

CANGO INC. ANNOUNCES UP TO US$10 MILLION SHARE REPURCHASE PROGRAM

SHANGHAI, June 5, 2019, /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from June 5, 2019.

Under the share repurchase program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, Cango will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Cango’s working capital requirements and general business conditions. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from its existing cash balance.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Jenny Tang

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

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